Morgan Stanley Dean Witter Charter Series
Monthly Report
July 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of July 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Charter Graham           $  9.37                       -2.62%
Charter Millburn         $10.20                        -3.81%
Charter Welton           $  8.83                       -4.18%

In Charter Graham, losses were recorded during July primarily from long positions in the Canadian dollar as its value fell versus the U.S. dollar and other major currencies due to sagging commodity prices, particularly gold, and renewed concerns over Latin America's economic health.
Additional currency losses were incurred from short positions in the British pound and the European common currency, the euro, as the value of these currencies reversed their recent downward trend versus the U.S. dollar due to bullish economic data out of Europe and inflationary pressures out of the U.S. In other markets, losses were recorded from long positions in U.S. stock index futures as domestic equity prices declined during the latter half of the month due to increased inflationary concerns after Federal Reserve Chairman Alan Greenspan said that the economy may be growing fast enough to warrant a second interest rate increase later this year. A portion of the Fund's overall losses for the month was offset by gains recorded from short positions in European interest rate futures, particularly German bond futures, as prices declined later in the month due to optimism regarding the European economy. Additional profits were recorded from short positions in gold futures as gold prices fell to 20-year lows earlier in the month amid disappointment over low prices at the U.K. gold auction and on speculation that central banks were unloading or seeking to unload the precious metal, following the Bank of England's example. Smaller gains were recorded from short cotton futures positions as prices declined during the first half of July due to greatly improved crop prospects and after the U.S. Agricultural Department estimated that world output and exports would increase through the 1999-2000 season.

In Charter Millburn, losses were recorded during July from short Japanese interest rate futures positions as prices moved higher earlier in the month amid investors' fears that a strong yen might slow down that nation's budding recovery. These losses were mitigated by gains recorded from short positions in German interest rate futures as prices in this market declined due to optimism regarding the European economy. In currencies, losses were experienced from short positions in the Swiss franc and the European common currency, the euro, as these currencies reversed their recent downward trend versus the U.S. dollar due to bullish economic data out of Europe and
inflationary pressures in the U.S.   In energies, losses were incurred from
short natural gas futures positions as prices increased due to a summer-related increase in U.S. demand which more than offset gains from long futures positions in oil products, as oil prices also increased due to declining inventories. A portion of the Fund's overall losses for the month was offset by gains from long Nikkei Index futures positions as the Japanese benchmark index increased to a 22-month high due to optimism regarding that country's economy. Additional gains were recorded from short corn futures positions as prices fell during the first half of the month on reports of favorable crop weather in the U.S. corn-belt.

In Charter Welton, losses were recorded during the month primarily from long positions in Hang Seng Index futures as Hong Kong stock prices moved lower due to rising tensions between China and Taiwan and a decline in China's gross domestic product. Smaller losses were recorded in this market complex from long positions in European stock index futures as prices in these markets were pushed lower by the strength in the euro and the weakness on Wall Street during the second half of the month. In currencies, losses were incurred from short positions in the European common currency, the euro, as well as the Swiss franc, as their values reversed their downward trend versus the U.S. dollar due to bullish economic data out of Europe and inflationary concerns in the U.S. These losses were partially offset by gains recorded from short positions in coffee futures as coffee prices slid lower due to increased supplies, diminishing fears of impending frost damage to Brazilian crops and on predictions of record harvests in Brazil next year. Additional profits were recorded from short positions in European bond futures as prices declined due to optimism regarding the European economy. Smaller gains were recorded from short positions in gold futures as gold prices fell to a 20-year low earlier in the month amid disappointment over low prices at the U.K. gold auction and on speculation that central banks were unloading or seeking to unload the precious metal, following the Bank of England's example.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from inception-to-date for each Fund in the Morgan Stanley
Dean Witter Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (5 months)                -6.3%

Inception-to-Date Return:      -6.3%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (5 months)                 2.0%

Inception-to-Date Return:            2.0%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (5 months)                -11.7%

Inception-to-Date Return:           -11.7%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended July 31, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        July 1, 1999
July 1, 1999
                                        Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                        143,382              1.26
275,228                           1.85
  Net change in unrealized       (396,577)            (3.48)
(780,759)                        (5.26)
  Total Trading Results          (253,195)            (2.22)
(505,531)                        (3.41)
Interest Income (DWR)              39,438              0.35
51,422                            0.35
  Total Revenues                 (213,757)            (1.87)
(454,109)                        (3.06)

EXPENSES
Brokerage fees (DWR)               66,512       0.58                    86,595
0.58
Management fees                    19,004       0.17                    24,741
0.17
  Total Expenses                   85,516              0.75
111,336                           0.75
NET LOSS                         (299,273)    (2.62)                  (565,445)
(3.81)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit

                                           $          $
$            $

Net Asset Value,
  July 1, 1999         1,185,447.797  11,402,054     9.62
1,400,312.538   14,844,702    10.60
Net Loss                      -         (299,273)   (0.25)                  -
(565,445)                     (0.40)
Redemptions               (2,717.391)    (25,462)    9.37
(5,025.126)     (51,256)      10.20
Subscriptions            356,727.625   3,342,538     9.37
464,658.033    4,739,512      10.20
Net Asset Value,
  July 31, 1999        1,539,458.031  14,419,857    9.37
1,859,945.445   18,967,513    10.20
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended July 31, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        July 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                      (388,740)             (2.67)
  Net change in unrealized      (163,144)             (1.12)
  Total Trading Results         (551,884)             (3.79)
Interest Income (DWR)             53,239               0.36

  Total Revenues                (498,645)             (3.43)

EXPENSES
Brokerage fees (DWR)              84,782               0.58
Management fees                   24,223               0.17
  Total Expenses                 109,005               0.75

NET LOSS                        (607,650)             (4.18)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended July 31, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  July 1, 1999         1,577,477.999  14,534,027      9.21
Net Loss                       -        (607,650)    (0.38)
Redemptions               (2,708.559)      (23,917)        8.83
Subscriptions            418,225.500   3,692,931      8.83
Net Asset Value,
  July 31, 1999        1,992,994.940  17,595,391      8.83
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Limited Partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.